Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands, except ratio)

	Year Ended December 31,
	2008	2009	2010	2011	2012
Earnings:
Income (loss) from continuing operations	$(22,792)	$(74,923)	$(97,467)	$(54,924)	$(112,198)
Fixed charges	43,923	42,757	52,283	59,171	61,802
Income tax expense (benefit)	(2,283)	(16)	396	(109)	413
Loss (income) in equity investee	176	73	2,829	420	335
Less: capitalized interest	(38,050)	(35,887)	(47,122)	(54,139)	(40,116)

Total earnings	$(19,026)	$(67,996)	$(89,081)	$(49,581)	$(89,764)

Fixed Charges:
Interest expense	$5,733	$6,730	$5,021	$4,824	$21,506
Estimated interest component of rental expense(1)	140	140	140	208	180
Capitalized interest	38,050	35,887	47,122	54,139	40,116

Total fixed charges	$43,923	$42,757	$52,283	$59,171	$61,802

Ratio of Earnings to Fixed Charges	*	*	*	*	*

*	For these periods, earnings were inadequate to cover fixed charges. The excess of fixed charges over earnings for those years was as follows: $55.3 million for the year ended December 31, 2008; $110.8 million for the year ended December 31, 2009; $141.4 million for the year ended December 31, 2010; $108.8 million for the year ended December 31, 2011 and $151.6 million for the year ended December 31, 2012.

(1)	Represents our estimate of the interest component of noncancelable operating lease rental expense.